FILER:
COMPANY DATA:
COMPANY CONFORMED NAME: SODEXHO ALLIANCE SA
CENTRAL INDEX KEY: 0001169715
STANDARD INDUSTRIAL CLASSIFICATION: SERVICES-MANAGEMENT SERVICES [8741] IRS NUMBER: 000000000
FISCAL YEAR END: 0831
FILING VALUES:
FORM TYPE: 6-K
SEC ACT: 1934 Act SEC
FILE NUMBER:
FILM NUMBER:
BUSINESS ADDRESS:
STREET 1: 3 AVENUE NEWTON
STREET 2: 78180 MONTIGNY-LE-BRETONNEUX
CITY: FRANCE
STATE:
ZIP: 00000
BUSINESS PHONE: 0113313085
6-K
FORM 6-K
                              SECURITIES AND EXCHANGE COMMISSION
                                      Washington D.C. 20549

                                             FORM 6-K

                                 REPORT OF FOREIGN PRIVATE ISSUER
                             PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                                  SECURITIES EXCHANGE ACT OF 1934

                                         September 5, 2003

                                        SODEXHO ALLIANCE SA
                                         3, avenue Newton
                                   78180 Montigny-le-Bretonneux
                                              France
                             (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F         X                 Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                                 No       X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contents:Press Release

                               EXHIBIT LIST

Exhibit           Description

99.1     Press Release

                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODEXHO ALLIANCE SA
By: /s/ Sian Herbert-Jones
-------------------------------
Name:    Sian Herbert-Jones
Title:   Chief Financial Officer

Date: September 5, 2003

EX-99.1
Press Release

Exhibit 99.1

Press Release

Code EURONEXT: EXHO.PA / Code NYSE: SDX

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These include, but are not limited to, statements regarding anticipated future events and financial performance with respect to our operations. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe", "expect", "anticipate", "estimated", "project", "plan", "pro forma" and "intend" or future or conditional verbs such as "will", "would" or "may". Factors that could cause actual results to differ materially from expected results include, but are not limited to, those set forth in our Registration Statement on Form 20-F, as filed with the Securities and Exchange Commission
(SEC), the competitive environment in which we operate,changes in general economic conditions and changes in the French, American and/or global financial and/or capital markets. Forward-looking statements represent management's views as of the date they are made, and we assume no obligation to update any forward-looking statements for actual events occurring after that date. You are cautioned not to place undue reliance on our forward-looking statements.

                              Group Net Income
                  comparable to that of prior fiscal year,
                     excluding exchange rate differences

Sodexho Alliance (Codes: EURONEXT: EXHO.PA /  NYSE: SDX)

Paris, September 5, 2003 - Following a review of operating performance at a Group Executive Committee meeting, Pierre Bellon stated: "Our EBITA margin for fiscal 2002-2003 should approximate 4.4% as compared to 4.2% for the prior fiscal year.

In North America and Continental Europe, the EBITA margin has continued to improve.

Our estimate for net income has been determined using actual exchange rates, which will have a negative impact of around 14% as compared to fiscal 2001-2002 net income.

Based on our current information, at current exchange rates, Group net income for fiscal 2002-2003, will be around 160 million euro. Excluding exchange rate differences, Group net income will be comparable to that of the prior fiscal year."

The improvement in profitability of our UK subsidiary will take longer than planned. We estimate that EBITA margin in the United Kingdom will be slightly less than 2% as compared to the 0.8% for fiscal year 2001-2002. Given the measures already in place, we think that in three years, the profitability of the subsidiary will be restored, and it will attain the same margin level as the rest of the Group.

In addition, some significant contracts are in the final phase of negotiations and a better American economic situation, which augur well for fiscal 2003-2004. Our objectives will be discussed with the Board of Directors and will be communicated in early October.

Sodexho has a very strong worldwide network and a leading position in all its activities; so the Executive Committee confirms its strategy based on organic growth and its commitment to its financial model, which permits Sodexho, without increasing capital, to finance development, to reimburse borrowings and to pay regular dividends to its shareholders.




About Sodexho Alliance

Founded in Marseille in 1966 by Chairman and Chief Executive Officer Pierre Bellon, Sodexho Alliance is the world's leading provider of food and management services.With more than 315,000 employees on 24,700 sites in 74 countries, Sodexho Alliance reported consolidated sales of 12.6 billion euros for the fiscal year that ended on August 31, 2002.The Sodexho Alliance share has been listed since 1983 on the Euronext Paris Bourse, where its market value totals 3.3 billion euro. The Sodexho Alliance share has been listed since
April 3, 2002, on the New York Stock Exchange.



Press Relations : Jerome Chambin
Tel: + 33 (1) 30 85 74 18  Fax: + 33 (1) 30 85 52 32
E-mail: Jerome.Chambin@sodexhoalliance.com

Investor Relations : Jean-Jacques Vironda
Tel: + 33 (1) 30 85 29 39  Fax: + 33 (1) 30 85 51 81
E-mail: Jean-Jacques.Vironda@sodexhoalliance.com